MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

November 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:     SEC Staff Sarbanes-Oxley Review of Filings by Aquila Funds

Ladies and Gentlemen:

This letter is to respond to a comment we received from Mr. Chad Eskildsen of the Staff of the Division of Investment Management of the Securities and Exchange Commission in connection with the Staff’s review of financial statements made by Aquila Funds Trust, Aquila Municipal Trust and Hawaiian Tax Free Trust (each, a “Registrant”). Following is the Staff’s comment and the Registrants’ response thereto:

1.	Comment:	Updated Language for Certifications – The Staff noted that the Forms N-CSR for the period 3/31/22 filed by Aquila Municipal Trust and Hawaiian Tax Free Trust refers to a "quarter" covered by the report for the disclosure related to Form N-CSR Item 11(b) [See 4(d) of the certifications filed in EX-99.CERT below]. The Staff requested that each of Aquila Municipal Trust and Hawaiian Tax Free Trust confirm that there have been no such changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the 3/31/22 Annual Reports and going forward that each Registrant confirm that it will utilize the language provided in Form N-CSR Item 11(b) with reference to the period covered by the report (not isolated to a particular quarter).

The Staff noted that the 12/31/21 annual report for Aquila Funds Trust utilized the correct language in the certification.

Language included in 3/31/22 N-CSR Certifications:

(d)	Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

Form N-CSR Item 11. Controls and Procedures.

(b)	Disclose any change in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Response:	Each of Aquila Municipal Trust and Hawaiian Tax Free Trust confirms that that there were no such changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the 3/31/22 Annual Reports. Each Registrant confirms that, going forward, it will utilize the language provided in Form N-CSR Item 11(b) with reference to the period covered by the report (not isolated to a particular quarter).

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz